Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 14, 2022

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennie Beysolow
Jennifer López-Molina Division of Corporation Finance Office of Trade & Services

Savers Value Village, Inc.

Registration Statement on Form S-1

Submitted May 5, 2022

File No. 333-261850

Ladies and Gentlemen:

On behalf of our client, Savers Value Village, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 2, 2022 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Registration Statement (the “Registration Statement”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

United States Securities and Exchange Commission

July 14, 2022

The Company has asked us to convey the following as its responses to the Staff:

Our Impact Graphics, page iv

1.	In the graphic headed “Our Impact” that precedes “A Letter From Our Chief Executive Officer,” please include the comparable GAAP measure to “Adjusted EBITDA” presented therein.

Response to Comment 1

The Company acknowledges the Staff’s comment and in response has updated its disclosure on page iv of the Registration Statement.

Risk Factors, page 30

2.

We note your risk factors on pages 31, 32, and 33 indicating that inflation could affect the price you pay for secondhand items; cost of labor; and supply and demand for your products. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response to Comment 2

The Company respectfully acknowledges the Staff’s comment and in response has revised its disclosure on page 33 of the Registration Statement. The Company advises the Staff that inflation has not materially affected the price the Company pays for secondhand items or supply and demand for the Company’s products. The revised disclosure identifies the impact of wage inflation on the Company’s business, operations, financial condition and future prospects.

We note your risk factor disclosure on page 45 that your supply chain could be impacted by the occurrence of one or more natural disasters, page 45

3.

We note your risk factor disclosure on page 45 that your supply chain could be impacted by the “occurrence of one or more natural disasters such as fires, hurricanes, tornados, tsunamis, floods and earthquakes, geo-political events or terrorist or military activities disrupting transportation, communication or utility systems (such as the ongoing military conflict between Russia and Ukraine) or other highly disruptive events, such as nuclear accidents, public health epidemics or pandemics (such as the ongoing COVID-19 outbreak), unusual weather conditions or cyberattacks, could adversely affect our operations and financial performance.” Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response to Comment 3

The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 46 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics and Non-GAAP Financial Measures

Non-GAAP measures, page 99

4.

Please include here the comparable GAAP measures so as to not cause undue prominence to the non-GAAP measures presented, or locate the non-GAAP measures after discussion of the GAAP results. Refer to Question 102.10 in the Staff’s Compliance and Disclosure Interpretations “Non-GAAP Financial Measures.”

United States Securities and Exchange Commission

July 14, 2022

Response to Comment 4

The Company acknowledges the Staff’s comment and in response has relocated discussion of its Non-GAAP measures to page 124 of the Registration Statement.

Supply and Processing, Page 130

5.

Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits and/or liquidity have been impacted. In this regard, we note that “OSDs are the largest part of [y]our supply mix” and that “OSD volume is primarily driven by convenience.”

Response to Comment 5

The Company acknowledges the Staff’s comment and respectfully advises the Staff that supply chain disruptions have not materially impacted the Company’s results of operations or capital resources. Since the Company’s products are locally sourced and over 60% of the Company’s supply comes from OSDs, logistical disruption and inflationary pressure have had a minimal impact on the Company’s supply costs and liquidity.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3052 or David A. Curtiss at (212) 373-3146.

Very truly yours,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Securities and Exchange Commission

Ta Tanisha Meadows

Doug Jones

Savers Value Village, Inc.

Mark Walsh

Scott Estes

Richard Medway, Esq.

Latham & Watkins LLP

Marc D. Jaffe, Esq.

Gregory P. Rodgers, Esq.

Brittany D. Ruiz, Esq.

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